UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: August 3, 2010
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On August 3, 2010, the Company issued a press release entitled "Timberline Commences Drill Program at South Eureka Project in Nevada". A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

    (d) Exhibits

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated August 3, 2010.*

    * Furnished to not filed with the SEC pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: August 3, 2010   By: /s/ Randal Hardy
                      Randal Hardy
                      Chief Executive Officer, Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated August 3, 2010.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.



Exhibit 99.1

PRESS RELEASE

Timberline
RESOURCES
CORPORATION

Timberline Commences Drill Program at South Eureka Project in Nevada

August 3, 2010 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR; TSX-V: TBR)** ("Timberline") is pleased to announce that it has mobilized a surface drill and has begun the diamond drilling segment of its exploration program at its recently-acquired South Eureka property in Nevada's Battle Mountain-Eureka gold trend. Timberline also expects to begin a complementary RC drill program there within the next several weeks.

The South Eureka property, including the Lookout Mountain project, was the primary exploration asset Timberline acquired in its acquisition of Staccato Gold Resources, Ltd ("Staccato") in June 2010. A significant exploration plan will be undertaken at the South Eureka property with a focus on the Lookout Mountain project. Lookout Mountain is a typical sediment-hosted gold project with historic gold production and a previously-reported gold resource in excess of 800,000 ounces. Timberline's exploration objective is to confirm the existing resource and apply economic parameters as part of a preliminary study to determine the economic feasibility of the project. Geologic mapping of the property will also continue in order to better understand ore controls, for targeting purposes, and for geologic modeling.

Current drill data, preliminary metallurgical testing, and current gold prices indicate a low-cost, low-grade oxide, heap-leachable gold mine could potentially be developed. Timberline's exploration program will include in-fill, metallurgical, and geotechnical drilling to establish the continuity of gold mineralization, metallurgical characteristics, and engineering parameters of the deposit. Metallurgical characteristics of collected ore samples will be independently tested and analyzed.

Paul Dircksen, Timberline's Executive Chairman and Vice President of Exploration, said, "We are excited to begin our 2010 exploration and drilling program at the South Eureka property. Our analysis during the Staccato acquisition due diligence indicated a sizeable economic deposit, and our objective with this exploration program is to confirm those indications and further expand the resource. Our drilling will focus on the Lookout Mountain project area, with exploration drilling on other targets within the property."

The Lookout Mountain project is an advanced-stage gold property at the pre-feasibility level, strategically located within the southern portion of Nevada's productive Battle Mountain-Eureka gold trend. The property has an extensive exploration and drill history, including work, beginning in 1981, by Amselco, Barrick Gold, Echo Bay Exploration, Norse-Windfall Mining, and others. A total of 533 holes have been drilled at the project, totaling over 267, 000 feet. The total land package, exceeding 15,000 acres, encompasses a 4-mile strike length of structurally and stratigraphically controlled gold mineralization. All outlined mineralized zones are open and require additional in-fill and step-out drilling in order to initiate a Timberline preliminary economic scoping study. Additionally, a number of identified drill targets will be tested for potential resource expansion.

Timberline Resources Corporation 101 E. Lakeside Ave. Coeur d'Alene ID 83814 Phone 208.664.4859 Fax 208.664.4860 www.timberline-resources.com

About Timberline Resources Corporation

Timberline is a diversified gold company with three complementary business units:
- Butte Highlands Joint Venture - currently in development with anticipated gold production in 2011;
- An active exploration division with a large, drill-tested, highly prospective project portfolio in Nevada's Battle Mountain - Eureka gold trend;
- Two contract core drilling subsidiaries in the U.S. and Mexico providing revenues and cash flow to the company.

Timberline is focused on the evaluation and the acquisition of advanced-stage exploration opportunities, with the potential for near-term development and production. Timberline formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, at its royalty-free Butte Highlands Gold Project which commenced development in the summer of 2009 and has gold production targeted in 2011. The Management team has experience, depth, and a solid track record of achievement in building successful companies and discovering economic ore bodies. Timberline is listed on the NYSE Amex where it trades under the symbol "TLR" and on the TSX Venture Exchange where it trades under the symbol "TBR".

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859